

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 15, 2010

Mr. Perry Y. Ing
Vice President, Chief Financial Officer and Secretary
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario, Canada
M5A2N4

      Re: US Gold Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 13, 2009
              Form 10-K/A for the Fiscal Year Ended December 31, 2008
              Filed April 10, 2009
              Form 10-K/A for the Fiscal Year Ended December 31, 2008
              Filed March 11, 2010
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed May 8, 2009
              Form 10-Q for the Fiscal Quarter Ended June 30, 2009
              Filed August 7, 2009
              Form 10-Q for the Fiscal Quarter Ended September 30, 2009
              Filed November 6, 2009
              File No. 001-33190

Dear Mr. Ing:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              H. Roger Schwall
              Assistant Director